UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Satsuma Pharmaceuticals, Inc.

(Name of Subject Company)

Satsuma Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

80405P107

(CUSIP Number of Class of Securities)

John Kollins

President and Chief Executive Officer

Satsuma Pharmaceuticals, Inc.

400 Oyster Point Boulevard, Suite 221

South San Francisco, CA 94080

(650) 410-3200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Joshua Dubofsky

Phillip Stoup

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by SNBL23 Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Shin Nippon Biomedical Laboratories, Ltd. (“Parent”), for all of the outstanding shares of common stock, par value $0.0001 per share of Satsuma Pharmaceuticals, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated April 16, 2023, among the Company, Parent and Purchaser. If successful, the Offer will be followed by a merger of Purchaser with and into the Company (the “Merger”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”).

This Schedule 14D-9C filing consists of the following documents relating to the proposed Offer and Merger:

• Exhibit 99.1:	Press Release, dated April 16, 2023

Forward-Looking Statements

The Offer referred to in this communication has not yet commenced. The description contained in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “will,” “should”, “predict”, “goal”, “strategy”, “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect,” “seek” and similar expressions and variations thereof. These and other similar words are intended to identify forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the structure, timing and completion of the proposed transaction; the ability to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer contemplated thereby and the other conditions set forth in the Merger Agreement; the possibility that the conditions to payment under the contingent value rights will be met; and the possibility of any termination of the Merger Agreement. The Company has based these forward-looking statements on current expectations and projections about future events and trends that the Company believes may affect the financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs of Parent and the Company, but there can be no guarantee that such expectations and projections will prove accurate in the future.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent merger; uncertainties as to the number of the Company’s stockholders that will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger and the offer contemplated thereby may not be satisfied or waived; the effects of disruption from the transactions contemplated by the Merger Agreement on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and the risk that shareholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability. Moreover, Parent and the Company operate in very competitive and rapidly changing environments, and new risks emerge from time to time. Although the Company believes that the expectations reflected in such forward-

looking statements are reasonable, the Company cannot guarantee future events, results, actions, levels of activity, performance or achievements, business and market conditions, the timing and results of biotechnology development and potential regulatory approval and whether the conditions to the closing of the proposed transaction are satisfied on the expected timetable or at all. Forward-looking statements are also subject to risks and uncertainties pertaining to the business of the Company, including those set forth in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, which is on file with the SEC and available on the SEC’s website at www.sec.gov. In addition to the risks described above and in the Company’s other filings with the SEC, other unknown or unpredictable factors could also affect the Company’s results. No forward-looking statements can be guaranteed and actual results may differ materially from such statements. The information contained in this document is provided only as of the date hereof, and no party undertakes any obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by law.

Additional Information and Where to Find It

The Offer referred to in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company’s common stock, nor is it a substitute for the Offer materials that Parent and its acquisition subsidiary will file with the SEC upon commencement of the Offer. At the time the Offer is commenced, Parent will file a Tender Offer Statement on Schedule TO (“Tender Offer Statement”) with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9 Solicitation Statement”) with respect to the Offer. Both the Tender Offer Statement and the Schedule 14D-9 Solicitation Statement will be mailed to the Company’s stockholders free of charge. A free copy of the Tender Offer Statement and the Schedule 14D-9 Solicitation Statement will also be made available to all stockholders of the Company by contacting the Company at info@satsumarx.com or by phone at (650) 410-3200. In addition, the Tender Offer Statement, the related letter of transmittal and certain other Offer documents and the Schedule 14D-9 Solicitation Statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov, upon filing with the SEC. In addition to these documents, the Company files annual, quarterly and current reports and other information with the SEC. These filings with the SEC are also available to the public for free at the SEC’s website. In addition, the Schedule 14D-9 Solicitation Statement and the other documents filed by the Company with the SEC are available to all stockholders of the Company free of charge at http://investors.Satsumarx.com.

THE COMPANY’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9 SOLICITATION STATEMENT CAREFULLY, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO, AS WELL AS IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF THE COMPANY’S COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

Exhibit Index

Exhibit Number	Description

99.1	Press Release dated April 16, 2023 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K as filed by Satsuma Pharmaceuticals, Inc. with the SEC on April 17, 2023)